May 30, 2025

Scott Bibaud
Chief Executive Officer
Atomera Inc.
750 University Ave., Suite 280
Los Gatos, CA 95032

       Re: Atomera Inc.
           Registration Statement on Form S-3
           Filed May 27, 2025
           File No. 333-287603
Dear Scott Bibaud:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing